M.M. MEMBRADO, PLLC
115 EAST 57TH STREET • SUITE 1006 • NEW YORK, NEW YORK 10022                                              TELEPHONE: 646.486.9770 • TELEFAX: 646.486.9771

By EDGAR and Federal Express

                                                            April 30, 2007
Mr. Mark P. Shuman, Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:     FindEx.com, Inc.
Post Effective Amendment No. 3 to Form SB-2
Filed on April 30, 2007
File No. 333-120665

Dear Mr. Shuman:

In connection with that certain registration statement on Form SB-2 of my client, Findex.com, Inc., originally declared effective on February 1, 2006, please note that a POS-AM (Amendment No. 3) filing relating thereto accompanies this correspondence.

Thank you for your attention in this matter.

                                                            Very truly yours,

                                                            M.M. MEMBRADO, PLLC

                                                            /s/ Michael M. Membrado

                                                            Michael M. Membrado

    MMM/ns
    Encl.